Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2017	2016	2015	2014	2013
Income before equity in income of unconsolidated joint ventures	$206,612	$184,527	$146,423	$132,433	$75,208
Combined fixed charges and preferred stock dividends	108,255	111,256	114,957	121,569	127,802
Earnings	$314,867	$295,783	$261,380	$254,002	$203,010

Interest incurred	$97,024	$98,316	$101,777	$107,866	$113,566
Amortization of deferred financing costs and other	3,546	3,714	3,954	4,429	4,956
Perpetual Preferred OP unit Distributions	—	—	—	—	—
Preferred stock dividends	7,685	9,226	9,226	9,274	9,280
Combined fixed charges and preferred stock dividends	$108,255	$111,256	$114,957	$121,569	$127,802
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.91	2.66	2.27	2.09	1.59